Exhibit (a)(1)(vii)

December 5, 2022

Blackstone Private Credit Fund (“BCRED” or “the Fund”) announced today that it is increasing its distribution from $0.1900 per share to $0.2100 per share, which represents a 10.2% annualized distribution yield (for Class I Common Shares).i The increase is effective this month for shareholders of record as of December 30, 2022.

This announcement comes on the heels of a regular distribution increase in October and a special dividend paid in September. BCRED’s earnings continue to benefit from positive momentum driven by:

•	Higher interest rates that have boosted income from its nearly 100% floating rate portfolio

•	High-quality diversified portfolio comprised of large-scale healthy companies in defensive sectors

•	Widening spreads on newer vintage deals

We believe that these tailwinds are likely to carry into 2023, which is why we believe the Fund is well-positioned to out earn its increased distribution and deliver for investors in the current environment.

BCRED continued to see positive net flows for the fourth quarter and year-to-date. Our fourth-quarter tender window expired on November 30, 2022, and BCRED will be honoring 100% of this quarter’s shares tendered, which were approximately 5% of the Fund’s outstanding shares as of September 30, 2022. The final dollar value will be disclosed in late January after December NAV is struck through the ordinary course of BCRED’s filings. BCRED has ample liquidity with $8 billion immediately available and a structure designed to both prevent a liquidity mismatch and maximize long-term shareholder value.

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As we look ahead, we believe we are in a favorable investing environment and are excited about the increased earnings power and portfolio quality that created the opportunity to raise BCRED’s distribution.

[i]

Annualized Distributed Yield reflects December’s planned distribution annualized and divided by last reported NAV from October. Distributions are not guaranteed. Past performance is not necessarily indicative of future results. Distributions have been and may in the future be funded through sources other than cash flow. See BCRED’s prospectus. Please visit the Shareholders page for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940. We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. For Class S Common Shares, would represent at estimated net distribution of $0.1926 and an estimated 9.4% distribution yield. For Class D Common Shares, would represent an estimated net distribution of $0.2049 and an estimated 10.0% distribution yield.